BELIVE HOLDINGS

26A Ann Siang Road

#03-00

Singapore 069706

Telephone: +65 9090 5788

Email: kenneth.tan@belive.sg

March 6, 2026

VIA EDGAR

Assistant Director

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jan Woo

Re:	BeLive Holdings Registration Statement on Form F-1 Filed February 27, 2026 SEC File No. 333- 293897

Dear Ms. Woo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BeLive Holdings (the “Registrant”) hereby requests that the Registrant’s Registration Statement on Form F-1, filed with the Commission on February 27, 2026, become effective at 4:00 pm, Eastern Time, on March 10, 2026, or as soon thereafter as possible.

The Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that this letter will be filed with the Commission via EDGAR. If you have any questions or concerns, please contact Celia Velletri, Esq. at (303) 907-4842.

BELIVE HOLDINGS

By:	/s/ Kenneth Teck Chuan Tan
Name:	Kenneth Teck Chuan Tan
Title:	Chief Executive Officer

c:	Henry F. Schlueter Celia Velletri